UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 5)*

                   Under the Securities Exchange Act of 1934

                              LITTLE SWITZERLAND, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  537528-10-1
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                            FEBRUARY 23, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of  pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                     48,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           48,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        48,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .56%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

CUSIP No. 537528-10-1                                      Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           -0-
NUMBER OF      8     SHARED VOTING POWER
SHARES                   48,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       - 0-
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         48,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        48,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .56%

14      TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                               Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust f/b/o Allison Holtzman Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                  (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           10,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                     - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       10,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .12%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                     Page 6 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account f/b/o Chelsea Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                               (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           3,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                     - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       3,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 7 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identifiction No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                           1,031,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                      - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       1,031,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                            - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,031,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 8 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 9 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Little Switzerland, Inc. (the "Company"). The Company's principal executive offices are located at 161-B Crown Bay Cruise Ship Port, P.O. Box 930, St. Thomas, Virgin Islands.

Item 2. Identity and Background.

        NO AMENDMENT

Item 3. Source and Amount of Funds or Other Consideration.

        NO AMENDMENT

Item 4. Purpose of Transaction.

     Item 4 is hereby supplementally amended as follows:

     During the latter months of 1998, JMI engaged in discussions with the Company regarding, among other things, the possibility of JMI nominees serving on the Board of Directors of the Company. On December 22, 1998, JMI provided the Company with notice of JMI's intention to nominate Seymour Holtzman and Peter R. McMullin for election to the Board of Directors at the 1998 Annual Meeting of Stockholders (the "Annual Meeting"). On February 4, 1999, JMI filed with the Securities and Exchange Commission a preliminary Proxy Statement and preliminary form of Proxy with respect to the solicitation by JMI of proxies from the holders of Common Stock to elect Seymour Holtzman as a Class I Director and Peter R. McMullin as a Class III Director to the Board of Directors at the Annual Meeting.

     On February 23, 1999, a Settlement Agreement was reached by and among the Company, JMI, Seymour Holtzman, Donald L. Sturm, ValueVest Partners, L.P.,
C. William Carey and certain other parties. The Settlement Agreement provides, among other things, that the Company will nominate the following persons as its candidates for election to the Board of Directors of the Company at the Annual
Meeting: Seymour Holtzman and Adriane J. Dudley for election as Class I Directors and Melanie Sturm and Richard C. Hunter for election as Class III Directors. JMI, Seymour Holtzman, Donald L. Sturm, ValueVest and C. William Carey have respectively agreed to vote the shares of Common Stock beneficially owned by them in favor of the Company's nominees for election to the Board of Directors.

    Effective as of the date of the Annual Meeting, C. William Carey will resign as a Director and Chief Executive Officer of the Company; Timothy B. Donaldson will resign as a Director of the Company and Kenneth W. Watson shall be appointed as Acting Chief Executive Officer of the Company. The Company has agreed to appoint, on April 7, 1999, Peter R. McMullin as a Class II Director to fill the vacancy resulting from the resignation of Timothy B. Donaldson. JMI has agreed to withdraw its nomination of candidates for election to the Board of Directors.

     Pursuant to the Settlement Agreement, the Board of Directors have adopted Amended and Restated By-Laws of the Company.

     The above summary is qualified by reference to the entirety of the Settlement Agreement which is incorporated herein by reference. The Company has filed the Settlement Agreement as Exhibit 10.32 to its Form 8-K which was filed with the Securities and Exchange Commission on February 24, 1999.

     It is the understanding of JMI and Seymour Holtzman that Melanie Sturm and Richard C. Hunter currently intend to nominate Seymour Holtzman for the position of Chairman of the Board of Directors, if all of the Company's nominees are elected at the Annual Meeting.

     The Reporting Persons are evaluating, and expect to continue to evaluate, their respective perceptions of the investment potential of the Common Stock and, depending on various factors including the results of such evaluations, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its respective businesses, the Reporting Persons may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, from the Company, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired.

       The matters set forth above could effect or relate to the matters described in Paragraphs (a) through (j) of the instructions to Item 4 of
Schedule 13D.

       If elected to the Board of Directors of the Company, Seymour Holtzman may raise, consider or act on matters that may effect or relate to the matters described in Paragraphs (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        NO AMENDMENT

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby supplementally amended as follows:

        Pursuant to the terms of the Settlement Agreement described in Item 4 above, JMI and Seymour Holtzman have agreed to vote the securities beneficially owned by them, respectively, for the Company's nominees for election as Directors at the Annual Meeting. There are no other contracts, arrangements or other understandings between the Company and the Reporting Persons relating to securities of the Company.

Item 7. Material to be Filed as Exhibits.

        NO AMENDMENT

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   March 1, 1999


                           /s/ Seymour Holtzman
                               Seymour Holtzman

                           /s/ Evelyn Holtzman
                               Evelyn Holtzman

                           /s/ Steven Holtzman
                               Steven Holtzman


                           Trust Account F/B/O Allison Holtzman Garcia

                           /s/ Theodore L. Krohn
                           Theodore L. Krohn, Trustee


                           Custodial Account F/B/O Chelsea Holtzman

                           /s/ Evelyn Holtzman
                           Evelyn Holtzman, Custodian



                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President